# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Apex Treasury Corporation, CIK 0002079253
CUSIP: G04104108
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 2035 Regatta Drive, Vero Beach, Florida (FL), 32963
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000919185

## Reporting persons
- Highbridge Capital Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,575,680; shared voting power 0; sole dispositive power 1,575,680; shared dispositive power 0; aggregate amount beneficially owned 1,575,680 (4.6% of the class)
  Comment: The information set forth on this cover page reflects information as of the date hereof. As of June 30, 2026, the Reporting Person may have been deemed to beneficially own 1,802,773 Class A Ordinary Shares (as defined in Item 2(a)), representing 5.2% of the Class A Ordinary Shares outstanding as of such date.

## Item 1. Issuer
Name of issuer: Apex Treasury Corporation
Address of issuer's principal executive offices: 2035 Regatta Drive, Vero Beach, FL 32963

## Item 2. Person Filing
Name of person filing:
This statement is filed by Highbridge Capital Management, LLC ("Highbridge" or the "Reporting Person"), a Delaware limited liability company and the investment adviser to certain funds and accounts (the "Highbridge Funds"), with respect to the Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares"), of Apex Treasury Corporation, a Cayman Islands exempted company (the "Issuer"), directly held by the Highbridge Funds;

The filing of this statement should not be construed as an admission that any of the foregoing persons or the Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the business office of the Reporting Person is 390 Madison Avenue, 28th Floor, New York, NY 10017.
Citizenship: Highbridge is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for the Reporting Person and is incorporated herein by reference.

The percentage set forth in this Schedule 13G as of the date hereof, is calculated based upon an aggregate of 34,470,000 Class A Ordinary Shares outstanding as of July 21, 2026, as reported in Exhibit 2.1 attached to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on July 22, 2026.

The percentage set forth in this Schedule 13G as of June 30, 2026, is calculated based upon an aggregate of 34,470,000 Class A Ordinary Shares outstanding as of May 12, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, filed with the SEC on May 12, 2026.
Percent of class: 4.6%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for the Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for the Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). The Highbridge Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Highbridge Capital Management, LLC: /s/ Kirk Rule, By: Kirk Rule, Executive Director (08/14/2026)